SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of       November      , 2002

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
Exhibit Index
Exhibit 99

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: November 28, 2002	By:	“H.W. LEMIEUX”
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

	By:	“J.M. COULL”
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

Exhibit Index

Exhibit No.	Description	Page No.

99	Press Release dated November 28, 2002	4-5